Exhibit 4.1

WRIGHT MEDICAL GROUP N.V.
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Wright Medical Group N.V., a public company with limited liability (naamloze vennootschap) organized under the laws of the Netherlands (Wright, we, us, and our), has only one class of securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended: our ordinary shares, par value €0.03 per share (ordinary shares).
The following description of our ordinary shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the provisions of our articles of association, which are filed as an exhibit to our annual report on Form 10-K for the fiscal year ended December 29, 2019 and are incorporated by reference herein. We encourage you to read our articles of association for additional information.
Authorized Ordinary Shares
Our articles of association provide an authorized capital of €9,600,000 divided into 320,000,000 ordinary shares, each with a nominal value of €0.03.
Form of Ordinary Shares
We issue our ordinary shares in registered form and such shares are not certificated.
Issuance of Ordinary Shares
Our articles of association provide for an authorized capital consisting of one class of shares, being 320,000,000 ordinary shares, each with a nominal value of €0.03. A designation of authority to the board of directors to issue ordinary shares remains effective for the period specified by the general meeting and may be granted up to a maximum of five years from the date of designation. The general meeting may renew this designation annually. Without this designation, only the general meeting has the power to resolve to issue ordinary shares.
At our 2019 annual general meeting of shareholders, our shareholders authorized our board of directors until June 28, 2021 to issue, or grant rights to purchase or subscribe for, our unissued ordinary shares (but not different classes of ordinary shares) up to 20% of our issued and outstanding shares at the time of issue, which is further divided into 10% for general corporate purposes (including potential mergers and acquisitions) and an additional 10% only for potential mergers and acquisitions.
In connection with the issuance of ordinary shares, at least the nominal value must be paid for such shares. No obligation other than to pay the nominal amount of and any premium agreed upon a share may be imposed upon a shareholder against the shareholder’s will, by amendment of the articles of association or otherwise. Subject to Dutch law, payment for shares must be in cash to the extent no other contribution has been agreed and may be made in the currency approved by us.

Any increase in the number of authorized ordinary shares and the introduction of different classes of shares would require an amendment to our articles of association in order to effect such increase. Such amendment would need to be made by a proposal of our board of directors and adopted by our shareholders at a general meeting by simple majority of votes cast in a meeting in which at least one-third of our outstanding ordinary shares are represented.
Preemptive Rights
Shareholders have a pro-rata preemptive right to subscribe for ordinary shares that we issue for cash unless the general meeting, or the relevant other corporate body which has been designated as the authorized corporate body to issue shares, which in our case is our board of directors, limits or eliminates this right. Our shareholders have no pro-rata preemptive subscription right with respect to ordinary shares issued (1) for consideration other than cash, (2) to our employees or the employees of our group of companies or (3) to a party exercising a previously obtained right to acquire shares.
The right of our shareholders to subscribe for ordinary shares pursuant to this preemptive right may be eliminated or limited by the general meeting. If the general meeting delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preemptive rights of holders of ordinary shares. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting where less than half of the issued share capital is represented or a majority of the votes cast at the general meeting where more than half of the share capital is represented. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years.
At our 2019 annual general meeting of shareholders, our shareholders authorized our board of directors until June 28, 2021 to exclude or restrict pre-emptive rights on the issue of, or grant of rights to purchase or subscribe for, up to an aggregate of 20% of our issued and outstanding shares at the time of issue, as described above.
Repurchases of Our Ordinary Shares
We may acquire ordinary shares, subject to applicable provisions of Dutch law and of our articles of association, to the extent:

•
our shareholders’ equity, less the amount to be paid for the ordinary shares to be acquired, exceeds the sum of (i) our share capital account plus (ii) any reserves required to be maintained by Dutch law or our articles of association; and

•	after the acquisition of ordinary shares, we and our subsidiaries would not hold, or hold as pledgees, ordinary shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Our board of directors may repurchase ordinary shares only if our shareholders have authorized the board of directors to do so. Our board of directors is authorized to repurchase up to 10% of our issued share capital until December 28, 2020, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market price of the ordinary shares on the Nasdaq Global Select Market at the time of the transaction. The authorization is not required for the acquisition of our ordinary shares listed on the Nasdaq Global Select Market for the purpose of transferring the shares to employees under our equity incentive plans.
Capital Reductions; Cancellation
Upon a proposal of the board of directors, at a general meeting, our shareholders may vote to reduce our issued share capital by canceling shares held by us in treasury or by reducing the nominal value of the shares by amendment to our articles of association. In either case, this reduction would be subject to applicable statutory provisions. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a meeting if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the meeting if less than half of the issued capital is represented at the meeting.
A resolution that would result in the reduction of capital requires prior or simultaneous approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. A resolution to reduce capital requires notice to our creditors who have the right to object to the reduction in capital under specified circumstances.
General Meetings of Shareholders
Each shareholder has a right to attend general meetings, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our articles of association. We must hold at least one general meeting each year. This meeting must be convened at one of three specified locations in the Netherlands (Amsterdam, Haarlemmermeer (Schiphol airport) and Schiedam) within six months after the end of our fiscal year. Our board of directors may convene additional general meetings as often as they deem necessary. Pursuant to Dutch law, one or more shareholders representing at least 10% of our issued share capital may request the Dutch courts to order that a general meeting be held. Dutch law does not restrict the rights of holders of ordinary shares who do not reside in the Netherlands from holding or voting their shares.
We will give notice of each general meeting by publication on our website, in a Dutch newspaper with national circulation and in any other manner that we may be required to follow in order to comply with applicable stock exchange and United States Securities and Exchange Commission requirements. We will give notice no later than the 15th day prior to the day of the meeting. The notice will include or be accompanied by an agenda identifying the business to be considered at the meeting. Shareholders representing at least 3% of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held. Our board of directors may decide that shareholders are entitled to participate in, to address and to vote in the general meeting by way of an electronic means of communication, in person or by proxy, provided the shareholder may by the electronic means of communication be identified, directly take notice of the discussion in the meeting and participate in the deliberations. Our board of directors may adopt a resolution containing conditions for the use of electronic means of communication in writing. If our board of directors has adopted such regulations, they will be disclosed with the notice of the meeting as provided to shareholders.
Board Seats
We maintain a single-tiered board of directors comprised of both executive directors and non-executive directors. Currently, our board of directors consists of one executive director and eight non-executive directors.
The general meeting appoints the members of our board of directors, subject to a binding nomination of our board of directors in accordance with the relevant provisions of the Dutch Civil Code and our articles of association. Our board of directors makes the binding nomination based on a recommendation of our nominating, corporate governance and compliance committee. If the list of candidates contains one candidate for each open position to be filled, such candidate shall be appointed by the general meeting unless the binding nature of the nominations by our board of directors is set aside. The binding nature of nominations by our board of directors can only be set aside by a vote of at least two-thirds of the votes cast at an annual or extraordinary general meeting, provided such two-thirds vote constitutes more than half of our issued share capital. In such case, a new meeting is to be called at which the resolution for appointment of a member of our board of directors shall require a majority of two-thirds of the votes cast, representing more than half of our issued share capital.
Under applicable Dutch law, a vacancy can only be filled by a resolution of the general meeting from a binding nomination drawn up by the board of directors.
A resolution of the general meeting to suspend a member of our board of directors requires the affirmative vote of an absolute majority of the votes cast. A resolution of the general meeting to suspend or dismiss members of our board of directors, other than pursuant to a proposal by our board of directors, requires a majority of at least two-thirds of the votes cast, representing more than half of our issued share capital.
Under Dutch law and our articles of association, our board of directors is collectively responsible for our policy and general affairs of our company. The executive directors are responsible for the day-to-day affairs. The non-executive directors supervise and provide guidance to the executive directors. In performing their duties, our directors are guided by the interests of the company and, within the boundaries set by relevant Dutch law, are required to take into account the relevant interests of our stakeholders. The internal affairs of our board of directors are also governed by internal rules for the board of directors. Each director owes a duty to our company to properly perform the duties assigned to such director and to act in our corporate interest.
Voting Rights
Each ordinary share is entitled to one vote. Voting rights may be exercised by shareholders registered in our share register or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Our articles of association do not limit the number of registered shares that may be voted by a single shareholder. Treasury shares, whether owned by us or one of our majority-owned subsidiaries, will not be entitled to vote at general meetings. Resolutions of the general meeting are adopted by a simple majority of votes cast at a meeting where at least one-third of the issued share capital is represented, except as described in the following two paragraphs.
Matters requiring a majority of at least two-thirds of the votes cast, which votes also represent more than half of our issued share capital include, among others:

•	a resolution to cancel a binding nomination for the appointment of members of the board of directors;

•	a resolution to appoint members of the board of directors, if the board of directors fails to use its right to submit a binding nomination, or if the binding nomination is set aside; and

•	a resolution to dismiss or suspend members of the board of directors other than pursuant to a proposal by the board of directors.

Matters requiring a majority of at least two-thirds of the votes cast, if less than half of our issued share capital is represented include, among others:

•
a resolution of the general meeting regarding restricting and excluding preemptive rights, or decisions to designate the board of directors as the body authorized to exclude or restrict preemptive rights;

•	a resolution of the general meeting to reduce our outstanding share capital; and

•	a resolution of the general meeting to have us merge or demerge.

Quorum for General Meetings
Apart from the resolutions referred to in the first three bullet points under “-Voting Rights,” under our articles of association, holders of at least one-third of the outstanding ordinary shares must be represented at a meeting to constitute a quorum. If a quorum was not represented at the meeting, a new meeting may be convened at which the resolution may, other than for the resolutions referred to under “-Voting Rights,” be passed, irrespective of the part of the capital represented at such meeting. In the notice convening the new meeting it must be stated, giving the reason therefor, that a resolution may be passed, irrespective of the part of the capital represented at the meeting.
Adoptions of Annual Accounts and Discharge of Management Liability
Our board of directors must prepare statutory annual accounts within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to five additional months due to certain special circumstances. Our statutory accounts are prepared under international financial reporting standards (IFRS) and are deposited with the Trade Register in Amsterdam, the Netherlands. Our statutory accounts prepared under IFRS are different from our consolidated financial statements prepared under generally accepted accounting practices in the United States. Our statutory annual accounts must be accompanied by an auditor’s certificate, a report of the board of directors and certain other mandatory information and must be made available for inspection by the general meeting at our offices within the five-month period referenced above. Under Dutch law, our general meeting is in first instance authorized to approve the appointment and removal of our independent auditors, as referred to in Article 2:393 of the Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders at the general meeting and prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.
The adoption of the annual accounts by the general meeting does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution to be voted on in the general meeting.
Our financial reporting is subject to the supervision of the Netherlands Authority for the Financial Markets (AFM). The AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt our financial reporting meets such standards and (ii) recommend us to make available further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) (Enterprise Chamber) order us to (i) provide an explanation of the way the applicable financial reporting standards have been applied to our financial reports or (ii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.
Dividends
Our articles of association prescribe that profits or reserves appearing in our annual accounts adopted by the general meeting will be at the disposal of the general meeting. We will have power to make distributions to our shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law or our articles of association. We may not make any distribution of profits on our ordinary shares that we hold. The general meeting, whether or not upon the proposal of our board of directors, determines whether and how much of the remaining profit they will reserve and the manner and date of such distribution. All calculations to determine the amounts available for dividends are based on our statutory annual accounts prepared under IFRS and deposited with the Trade Register in Amsterdam, the Netherlands, which may be different from our consolidated financial statements included in our annual report on Form 10-K each year.
For certain Dutch tax aspects of dividend distributions, please refer to paragraph “Certain Dutch Tax Consequences-Dividend Withholding Tax” below.

Liquidation Rights
In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed to the holders of our ordinary shares in proportion to their nominal possession of such shares. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of Dutch law.
For certain Dutch tax aspects of distributions made in the event of a dissolution and liquidation, please refer to paragraph “Certain Dutch Tax Consequences-Dividend Withholding Tax” below.
Redemption, Conversion and Sinking Fund Rights
Holders of ordinary shares have no redemption, conversion or sinking fund rights.
Limitations on Non-Residents and Exchange Controls
There are no limits under the laws of the Netherlands or in our articles of association on non-residents of the Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of the Netherlands on the conduct of our operations or affecting the remittance of dividends.
Market Abuse
The Dutch Financial Supervision Act (Wet op het financieel toezicht) (FSA) provides for specific rules intended to prevent market abuse which include prohibitions on insider trading, divulging inside information and tipping, and market manipulation. We are subject to the rules under the FSA which prohibit insider trading prohibition (in particular, if we trade in our ordinary shares or in financial instruments the value of which is determined or co-determined by the value of our ordinary shares), divulging insider information, and tipping and market manipulation. The prohibition on market manipulation under the FSA may mean that certain restrictions apply to our ability to buy-back our ordinary shares. In certain circumstances, our shareholders can also be subject to the market abuse rules under the FSA.
Pursuant to the FSA, we have adopted a code of conduct on insider trading and confidentiality in respect of holding of and carrying out of transactions by our board members and employees in our ordinary shares or in financial instruments the value of which is determined or co-determined by the value of our ordinary shares.
Netherlands Squeeze-out Proceedings
Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for his, her or its own account contributes at least 95% of our issued capital may institute proceedings against our other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to such person. Unless the addresses of all of them are known to such person, such person shall also publish the same in a newspaper with a national circulation in the Netherlands.
Registrar and Transfer Agent
A register of holders of the ordinary shares is maintained by American Stock Transfer & Trust Company, LLC in the United States, which also serves as our transfer agent. You may contact American Stock Transfer & Trust Company at 6201 15th Avenue, Brooklyn, NY 11219 or by telephone at (800) 937-5449.
Exchange Listing
Our ordinary shares are listed and trade in the United States on The Nasdaq Global Select Market under the trading symbol “WMGI.”
Certain Dutch Tax Consequences
The information set out below is a general summary of certain material Dutch tax consequences in connection with the acquisition, ownership and transfer of ordinary shares. This summary is not a comprehensive or complete description of all the Dutch tax considerations that may be relevant for a particular holder of ordinary shares and it does not address the tax consequences that may arise in any jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of ordinary shares.
This summary is based upon the tax laws of the Netherlands as in effect February 21, 2020, as applied and interpreted in case law of the courts of the Netherlands and in administrative guidance, rulings and decisions of the relevant authorities of the Netherlands, in each case as available in printed form on or before such date, without prejudice to any developments or amendments introduced at a later date and implemented with or without retroactive effect.
Any reference in this summary to the Netherlands and Netherlands or Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only.
As this summary is intended as general information only, investors and shareholders should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and transfer of ordinary shares, including, in particular, the application of their particular situations of the tax considerations discussed below. Holders of ordinary shares may be subject to a special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.
For Dutch tax purposes, a holder of ordinary shares may include an individual who or an entity that does not have the legal title of the ordinary shares, but to whom nevertheless the ordinary shares are attributed based either on such individual or entity holding a beneficial interest in the ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which the ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the ordinary shares.
Dividend Withholding Tax
General
We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the principal Dutch tax consequences thereof for a holder of ordinary shares. Dividends paid on ordinary shares to a holder of such ordinary shares are generally subject to a withholding tax of 15% imposed by the Netherlands. Generally, the dividend withholding tax will not be borne by us, but will be withheld by us from the gross dividends paid on the ordinary shares. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•
liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•
the nominal value of shares issued to a shareholder or an increase of the nominal value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•
partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of Wright has resolved in advance to make such a repayment and provided that the nominal value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.

The term “net profits” includes anticipated profits that have yet to be realized.

Dutch Residents
A holder of ordinary shares who is, or who is deemed to be, a resident of the Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided that certain conditions are met, unless such holder of ordinary shares is not considered to be the beneficial owner (uiteindelijk gerechtigde) of the dividends.
A holder of ordinary shares who is the recipient of dividends (the “Recipient”), will in any case not be considered the beneficial owner of these dividends for Dutch dividend withholding tax purposes if:

•	as a consequence of a combination of transactions, a person or legal entity other than the Recipient wholly or partly, directly or indirectly, benefits from the dividends;

•	such other person or legal entity would:

◦	as opposed to the Recipient, not be entitled to an exemption from Dutch dividend withholding tax; or

◦	in comparison to the Recipient, to a lesser extent be entitled to a credit, reduction or refund of Dutch dividend withholding tax; and

•	such other person or legal entity has, directly or indirectly, retained or acquired a similar interest in the ordinary shares (“Dividend Stripping”).

Non-Dutch Residents
With respect to a holder of ordinary shares, who is not, and is not deemed to be, a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of (a) Aruba, Curacao or St. Maarten under the provisions of the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk); (b) Curacao under the provisions of the Tax Arrangement The Netherlands-Curacao (Belastingregeling Nederland-Curaçao) (c) St. Maarten under the provisions of the Tax Arrangement The Netherlands-St. Maarten (Belastingregeling Nederland-Sint Maarten); (d) Bonaire, St. Eustatius or Saba under the provisions of the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland); or (e) a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares may, depending on his specific circumstances and on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Arrangement for the Kingdom of the Netherlands, the Tax Arrangement The Netherlands-Curacao, the Tax Arrangement The Netherlands-St. Maarten, the Tax Regulation for the country of the Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax.
In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to an entity that is resident of another EU member state, a designated state that is a party to the Agreement on the European Economic Area (currently Liechtenstein,

Iceland and Norway) or a state with which the Netherlands has concluded a treaty for the avoidance of double taxation that provides for an arrangement for dividends, in each case according to the tax laws of such state, provided that:

(i)
the entity at the time of the distribution has an interest in us to which the participation exemption as meant in Article 13 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969, “CITA”) or to which the participation credit as meant in Article 13aa of the CITA would have been applicable, had such entity been a tax resident of the Netherlands;

(ii)
the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as meant in Article 6a and Article 28 CITA, respectively;

(iii)
the entity is, in its state of residence, not considered to be resident outside the European Union, Iceland, Liechtenstein or Norway under the terms of a treaty for the avoidance of double taxation concluded with a third state with which the Netherlands has not concluded a treaty for the avoidance of double taxation that provides for an arrangement for dividends; and

(iv)
the entity does not hold the ordinary shares (a) with the main purpose or one of the main purposes to avoid Dutch dividend withholding tax of another person or entity and (b) there is no arrangement or series of arrangements that is not genuine. An arrangement or series of arrangements shall be regarded as not genuine to the extent that it is not put into place for valid commercial reasons which reflect economic reality.

Moreover, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.
Furthermore, a refund of Dutch dividend withholding tax may be available for certain entities that are resident in (a) another EU member state; (b) in a designated state that is a party to the Agreement on the European Economic Area (currently Liechtenstein, Iceland and Norway); or (c) a designated jurisdiction which has an arrangement for the exchange of tax information with the Netherlands, provided that:

i)	such entity if resident in a designated jurisdiction holds our ordinary shares as portfolio investment,

ii)	such entity is not subject to taxation levied by reference to profits in its state of residence:

iii)	such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

iv)	such entity can be considered to be the beneficial owner of the dividends;

iii)	such entity does not perform a similar function to that of a fiscal investment institution or an exempt investment institution as meant in Article 6a and Article 28 CITA, respectively; and

iv)	certain administrative conditions are met.
Additionally, a refund of Dutch dividend withholding tax may be available for certain holders of ordinary shares who are resident in (a) another EU member state; (b) a designated state that is a party to the Agreement on the European Economic Area (currently Liechtenstein, Iceland and Norway); or (c) a designated jurisdiction which has an arrangement for the exchange of tax information with the Netherlands, provided that such entity under (c) holds our ordinary shares as portfolio investment, if and to the extent:

i)	the dividend payment relates to dividends in respect of which the holder of ordinary shares is not subject to Dutch income tax or Dutch corporate income tax, as the case may be;

ii)
the withheld Dutch dividend withholding tax exceeds, after any reductions resulting from a refund pursuant to Dutch domestic law or a double taxation convention concluded by the Netherlands, the amount of Dutch income tax or Dutch corporate income tax, as the case may be, due by the holder of ordinary shares had he been resident in the Netherlands;

iii)	such holder of ordinary shares can be considered to be the beneficial owner of the dividends;

iv)
if such holder of ordinary shares is an entity, such holder of ordinary shares does not perform a similar function to that of a fiscal investment institution or an exempt investment institution as meant in Article 6a and Article 28 CITA, respectively;

v)    such holder of ordinary shares is not entitled to a full credit in its jurisdiction of residence pursuant to a treaty for the avoidance of double taxation concluded between the Netherlands and that jurisdiction; and
vi)    certain administrative conditions are met.
Dividend distributions to U.S. holder of ordinary shares with an interest of less than 10% of the voting rights in us are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (Netherlands-US Convention). As such, there is no need to claim a refund of the excess of the amount withheld over the applicable tax treaty rate.
On the basis of Article 35 of the Netherlands-US Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch dividend withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of Article 36 of the Netherlands-US Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch dividend withholding tax by filing form IB 95 USA with the Dutch tax authorities.
The concept of Dividend Stripping, described above, will also be applied to determine whether a holder of ordinary shares may be eligible for a full or partial exemption from, or reduction or refund of, Dutch dividend withholding tax, as described in the preceding paragraphs.
In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from our foreign subsidiaries, we are allowed, subject to certain conditions, to reduce the amount to be remitted to Dutch tax authorities by the lesser of:

(i)	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

(ii)
3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

For purposes of determining the 3% threshold under (i) above, a distribution by us is not taken into account in case the Dutch dividend withholding tax withheld in respect thereof may be fully refunded, unless the recipient of such distribution is a qualifying entity that is not subject to corporate income tax.
Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Taxes on Income and Capital Gains
The description of taxation set out in this document is not intended for any holder of ordinary shares:

•	who is an individual and for whom the income or capital gains derived from ordinary shares are attributable to employment activities, the income from which is taxable in the Netherlands;

•	who holds, or that holds, a Substantial Interest or a deemed Substantial Interest in us (as defined below);

•	that is an entity that is a resident or deemed to be a resident of the Netherlands and that is not subject to or is exempt, in whole or in part, from Dutch corporate income tax;

•	that is an entity for which the income and/or capital gains derived in respect of ordinary shares are exempt under the participation exemption (deelnemingsvrijstelling) as set out in the CITA; or

•	that is a fiscal investment institution or an exempt investment institution as defined in the CITA.

Generally a holder of ordinary shares will have a Substantial Interest in us if he holds, alone or, in case the holder is an individual, together with his partner (statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit or to 5% or more of our liquidation proceeds.
A holder of ordinary shares will also have a Substantial Interest in us if one of certain relatives of that holder or of his partner has a Substantial Interest in us. If a holder of ordinary shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, without recognizing a taxable gain.

Dutch Resident Individuals
An individual who is resident or deemed to be resident in the Netherlands (a “Dutch Resident Individual”) and who holds ordinary shares is generally subject to Dutch income tax on income or capital gains derived or deemed to be derived from the ordinary shares at progressive rates of up to 49.50% (maximum rate for 2020) if:
(i)    the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable or deemed to be attributable; or
(ii)    the holder derives income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001; Wet inkomstenbelasting 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also include benefits resulting from a lucrative interest (lucratief belang).
If neither condition (i) nor (ii) mentioned above applies, a holder of ordinary shares who is a Dutch Resident Individual will generally be subject to Netherlands income tax on a deemed return, regardless of the actual income or capital gains benefits derived from the ordinary shares. This deemed return is calculated by applying the applicable deemed return percentage(s) to the individual’s yield basis (rendementsgrondslag), insofar as this exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1st of the relevant year. The deemed return percentage to be applied to the yield basis increases progressively form 1.7991 per cent. to 5.33 per cent. (2020 deemed return percentages), depending on such individual’s yield basis. The deemed return percentages will be adjusted annually. The deemed return will be taxed at a rate of 30 per cent. (rate for 2020).
Dutch Resident Entities
An entity that is resident, or deemed to be resident, in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Dutch corporate income tax with respect to income and capital gains derived from the ordinary shares. The Dutch corporate income tax rate is 16.5% for the first €200,000 of taxable income and 25% for taxable income exceeding €200,000 (rates for 2020).

Non-Dutch Residents
A holder of ordinary shares who is not, nor deemed to be, a Dutch Resident Individual or Dutch Resident Entity (a “Non-Dutch Resident”) is generally not subject to Dutch income tax or Dutch corporate income tax (other than Dutch dividend withholding tax described above) on the income and capital gains derived from the ordinary shares, provided that:

•
such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable or deemed attributable;

•
in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” in the Netherlands as defined the Dutch Income Tax Act 2001, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management and also includes benefits resulting from a lucrative interest;

•
in case of a Non-Dutch Resident who is an individual, such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the ordinary shares or payments in respect of the ordinary shares are attributable; and

•
in case of a Non-Dutch Resident that is an entity, such entity is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities, to which enterprise the ordinary shares or payments in respect of such ordinary shares are attributable.

Gift or Inheritance Taxes
No Dutch gift or inheritance taxes will be levied on the transfer of ordinary shares by way of gift by or on the death of a holder, who is neither a resident nor deemed to be a resident of the Netherlands for the purpose of the relevant provisions, unless:

(i)
the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions; or

(ii)	such holder dies while being a resident or deemed resident of the Netherlands within 180 days after the date of a gift of the ordinary shares; or

(iii)	the gift is made under a condition precedent and such holder is or is deemed to be resident in the Netherlands at the time the condition is fulfilled.
For purposes of Dutch gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual will, irrespective of his nationality, be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12 months preceding the date of the gift.
Value Added Tax
There is no Dutch value added tax (omzetbelasting) payable by a holder of ordinary shares in respect of payments in consideration for the offer of the ordinary shares (other than value added tax payable in respect of services not exempt from Dutch value added tax).
Other Taxes and Duties
No Dutch registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty, other than court fees, is payable in the Netherlands by a holder of ordinary shares in connection with the acquisition, ownership and transfer of ordinary shares.
Residence
A holder of ordinary shares will not become or be deemed to become a resident of the Netherlands for tax purposes solely by reason of holding these ordinary shares.